Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

          GREEN MOUNTAIN POWER BEGINS "DUTCH AUCTION" SELF TENDER OFFER
                     FOR UP TO 800,000 OF ITS COMMON SHARES
                OFFER REPRESENTS 14% OF OUTSTANDING COMMON STOCK

      NEW YORK, October 18, 2002 - GREEN MOUNTAIN POWER CORPORATION (NYSE: GMP) announced today that it has commenced a "Dutch Auction" self tender offer to purchase up to 800,000, or 14%, of its common shares (including the associated common stock purchase rights). Under the terms of the offer, Green Mountain Power shareholders may offer to sell to Green Mountain Power all or a portion of the shares they own within a price range of $17.00 to $21.00 per share in cash. The offer begins today and will expire at 12:00 midnight, New York City time, on November 19, 2002, unless the offer is extended by Green Mountain Power.

      As of October 17, 2002, Green Mountain Power had 5,728,340 shares of common stock outstanding. The closing price for Green Mountain Power common stock on the NYSE on October 17, 2002, the last full trading day on the NYSE prior to this announcement of the offer, was $16.17.

      The tender offer allows tendering Green Mountain Power shareholders to specify the price, within the $17.00 - $21.00 price range, at which they are willing to sell their shares. Once the offer expires, subject to the specific terms and conditions of the tender offer, Green Mountain Power will examine the prices chosen by shareholders and will select the lowest purchase price that will allow it to purchase 800,000 shares, or such lesser number of shares as are tendered. If the number of shares tendered at or below the selected price and not withdrawn is not more than 800,000, Green Mountain Power will purchase all of those tendered shares. If the total number of shares tendered at or below the selected price and not withdrawn is more than 800,000, Green Mountain Power will first purchase shares tendered at or below the selected price by odd lot holders. Green Mountain Power will then purchase, on a pro rata basis, shares from all other shareholders who tendered shares at or below the selected price. All purchased shares will receive the same price. Green Mountain Power has reserved the right to purchase up to an additional 2% of its shares, subject to applicable law. Green Mountain Power's offer is not conditioned on any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions that are specified in the Offer to Purchase being distributed to shareholders.

      The Information Agent for Green Mountain Power's "Dutch Auction" tender offer is Mellon Investor Services LLC. Green Mountain Power's Board of Directors has approved this tender offer. However, neither Green Mountain Power, its Board of Directors nor the Information Agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered. Green Mountain Power's Board of Directors and executive officers have advised Green Mountain Power that they will not tender any of their shares in the offer.

      Green Mountain Power is a public utility operating company engaged in supplying electrical energy in the State of Vermont in a territory with approximately one quarter of the State's population. Green Mountain Power serves approximately 87,000 customers.

      This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Green Mountain Power's common stock. The offer is being made solely by the Offer to Purchase. Investors are urged to read Green Mountain Power's tender offer statement on Schedule TO being filed today with the SEC in connection with the "Dutch Auction" self tender offer, which includes as an exhibit the Offer to Purchase, as well as any amendments or supplements to these statements when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Mellon Investor Services LLC at 1-800-858-0985.